POLICY

Exhibit 19.1

Securities Trading Policy
(Compliance with U.S. Securities Laws and Security Trading)

This Securities Trading Policy (this “Policy”) contains the following sections:

1General1

2Definitions2

3Statement of Policy5

4Certain Exceptions7

5Window Periods, Pre-clearance of Trades and Other Procedures8

610b5-1 Plans/Margin Accounts and Pledges/Short Sales12

7Potential Criminal And Civil Liability and/or Disciplinary Action14

8Broker Requirements for Section 16 Persons15

9Confidentiality15

10Legal Effect of this Policy15

11Reporting Violations/Seeking Advice16

1General
1.1	TopBuild Corp. and its subsidiaries (collectively, the “Company”, “we”, “us” or “our”), their respective directors, officers and employees (collectively, “Personnel”), family members (as defined below) of Personnel and trusts, corporations and other entities controlled by any of such persons (collectively, “Insiders”) must, at all times, comply with the securities laws of the United States and all applicable jurisdictions. The Company may also from time to time determine that additional persons and entities, including certain of the Company’s contractors or consultants, shall be deemed Personnel under this Policy (collectively, “Non-Employee Personnel”).
1.2	Federal securities laws prohibit trading in the securities of a company or any other entity on the basis of “inside” information about the Company or that other entity obtained in the course of your position with the Company. These transactions are commonly known as “insider trading.” It is also illegal to recommend to others (commonly called “tipping”) that they buy, sell or retain the securities to which such inside information relates. Anyone violating these laws is subject to personal liability and could face criminal penalties, including a jail term. Federal securities laws also create a strong incentive for the Company to deter insider trading by its employees. In the normal course of business, Personnel may come into possession of inside information concerning the Company, transactions in

Confidential – Proprietary Information

Securities Trading PolicyTB.LGL.POL.0041

POLICY

which the Company proposes to engage or other entities with which the Company does business that is not available to the investigating public. Therefore, the Company has established this Policy with respect to trading in its securities or securities of another company. Any violation of this Policy could subject you to disciplinary action, up to and including termination. See Section 7.
1.3	This Policy addresses compliance as it pertains to the disclosure of inside information regarding the Company or another company and to trading in securities (including transactions in common stock, preferred stock, bonds and other debt securities, options to purchase common stock, convertible debentures and warrants, as well as derivative securities whether or not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s securities) while in possession of such inside information. In addition to requiring that Insiders comply with the letter of the law, it is the Company’s policy that Insiders exercise judgment so as to also comply with the spirit of the law and avoid even the appearance of impropriety.
1.4	This Policy is intended to protect Insiders and the Company from insider trading violations. However, the matters set forth in this Policy are merely guidelines and are not intended to replace your responsibility to understand and comply with the legal prohibition on insider trading. Appropriate judgment should be exercised in connection with all securities trading. Each person subject to this Policy is individually responsible for complying with this Policy and ensuring the compliance of any family member, household member or entity whose transactions are subject to this Policy.
1.5	In all cases, responsibility for determining whether an individual is in possession of Material Non-Public Information (as defined below) rests with that individual, and any action on the part of the Company or any other employee pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.
1.6	Twenty-Twenty Hindsight. If securities transactions ever become the subject of scrutiny, they are likely to be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction you should carefully consider how the transaction may be construed in the bright light of hindsight.

If you have specific questions regarding this Policy or applicable law, please contact the General Counsel at general.counsel@topbuild.com.

2Definitions
2.1	“Family Members” For purposes of this Policy, the term “Family Members” includes spouses, minor children, adult family members who reside with you, anyone else who shares the same household and any immediate family members and family members who do not share the same household but whose transactions in the Company’s securities are directed by you or are subject to your influence or control.

Confidential – Proprietary Information

Securities Trading PolicyTB.LGL.POL.0042

POLICY

2.2	“Material” Under Company policy and United States laws, information is “material” if there is a substantial likelihood that a reasonable investor would consider the information important in determining whether to trade in a security. Information may be material even if it relates to future, speculative or contingent events and even if it is significant only when considered in combination with publicly available information. The information may concern the Company or another company and may be positive or negative. In addition, material information does not have to relate to a company’s business; information about the contents of a forthcoming publication in the financial press that is expected to affect the market price of a security could also be material. Non-Public Information can be material even with respect to companies that do not have publicly traded stock, such as those with outstanding bonds. Employees should assume that information that would affect their trading decisions, or which might tend to influence the price of the security, is material.

Depending on the facts and circumstances, examples of information that could be considered material include, but are not limited to:

●	Revenues, operating results (including EBITDA, Adjusted EBITDA and other key financial and operating metrics), estimates and guidance on operating results and changes in previously released results, estimates or guidance;
●	Other unpublished financial results;
●	Expansion or curtailment of operations and business disruptions;
●	A cybersecurity incident that may adversely impact the Company’s business, reputation or share value;
●	New inventions or discoveries;
●	A merger, acquisition, tender offer or divestiture proposal or agreement;
●	Investments, joint ventures or changes in assets;
●	New service offerings or significant news relating to service offerings;
●	Change in control of the Company or extraordinary management developments;
●	Liquidity problems or impending bankruptcy, restructuring or layoffs;
●	Changes in auditors or notification that the Company may no longer rely on an auditor’s reports;
●	Significant changes in compensation policy;
●	Changes in analyst recommendations or debt ratings;
●	Financings and other events regarding the Company’s securities (e.g., defaults on loans or securities, calls of securities for redemption, share repurchase plans, stock

Confidential – Proprietary Information

Securities Trading PolicyTB.LGL.POL.0043

POLICY

splits, public or private sales of securities and changes to the rights of security holders);
●	Dividend information;
●	The gain or loss of a significant customer or supplier; or
●	Pending or threatened litigation or governmental investigations.

Information that something may happen, regardless of the likelihood, can be material. Courts often resolve close cases in favor of finding information material. Therefore, Insiders should err on the side of caution. Insiders should keep in mind that the Securities and Exchange Commission’s (“SEC”) rules and regulations provide that the mere fact that a person is aware of Material Non-Public Information is a bar to trading. It is no excuse that such person’s reasons for trading were not based on the information.

2.3	“Material Non-Public Information” or “MNPI” means Non-Public Information that is Material, as those terms are defined in this Policy.
2.4	“Non-Public Information” Information is considered to be “Non-Public” unless it has been adequately disclosed to the public. This means that information must be publicly disseminated and sufficient time must have passed for the securities markets to digest the information.

Information is not necessarily public merely because it has been discussed in the press or on social media, which will sometimes report rumors. In other words, the fact that rumors, speculation, or statements attributed to unidentified sources are public is insufficient to be considered widely disseminated even when the information is accurate. You should presume that information is non-public, unless you can point to its official release by the Company in at least one of the following ways:

●	It has appeared in a publicly available filing with the SEC; or
●	Issuance of a press release via major newswire such as the Dow Jones Broad Tape or the Associated Press.

You may not attempt to “beat the market” by trading simultaneously with, or shortly after, the official release of information that was Non-Public Information prior to its release. After the information has been disseminated, a sufficient period of time must pass for the information to be absorbed by the general public. As a general rule, information should not be considered fully absorbed until the second trading day on the New York Stock Exchange after the day on which the information is disseminated in a national news medium or disclosed in a filing with the SEC. Although there is no fixed period for how long it takes the market to absorb information, out of prudence a person in possession of Material Non-Public Information should refrain from any trading activity until such time.

Confidential – Proprietary Information

Securities Trading PolicyTB.LGL.POL.0044

POLICY

2.5	“Security” or “Securities.” The term “security” or “securities” is defined very broadly by the securities laws and includes, among other things, stock (common and preferred), stock options, warrants, bonds, notes, debentures, convertible instruments, put or call options (e.g., exchange-traded options), and other similar instruments.
2.6	“Trade” or “Trading.” For purposes of this Policy, the term “trade” or “trading” means broadly any purchase, sale, or other transaction to acquire, transfer or dispose of securities, including market option exercises, gifts or other contributions, exercises of stock options granted under the Company’s stock plans, sales of stock acquired upon the exercise of options, and trades made under an employee benefit plan such as a 401(k) plan.
3Statement of Policy
3.1	No Insider may buy or sell the Company’s securities at any time when the Insider has Material Non-Public Information concerning the Company. NOTE: it is your responsibility to determine whether you possess Material Non-Public Information, and any action on the part of the Company or any other employee pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. If you have any question whether information in your possession is Material Non-Public Information, then you should contact the General Counsel.
3.2	No Insider may trade in securities of another entity at any time when the Insider has Material Non-Public Information about that entity or about the Company which is reasonably likely to materially impact or affect that entity or its securities, including, without limitation, any of our customers, competitors, peer companies, or other companies with which we conduct business, when that Material Non-Public Information was obtained as a result of the Insider’s employment or relationship to the Company.
3.3	In addition to trading while in possession of Material Non-Public Information, no Insider may disclose (“tip”) Material Non-Public Information to any other person (including family members or entities, such as a trust or corporation), and no Insider may make buy or sell recommendations on the basis of Material Non-Public Information, if you know or have reason to believe that the person will misuse such information by trading in securities or passing such information to others who will trade. In addition, Insiders should take care before trading on the recommendation of others to ensure that the recommendation is not the result of an illegal “tip.”
3.4	No Insider who receives or has access to the Company’s Material Non-Public Information may comment on stock price movements or rumors of other corporate developments (including discussions in Internet chat rooms or social media) that are of possible significance to the investing public unless it is part of the Insider’s job (such as Investor Relations) or the Insider has been specifically authorized by the General Counsel. If you comment on stock price movements or rumors or disclose Material Non-Public Information to a third party you must contact the General Counsel immediately.

Confidential – Proprietary Information

Securities Trading PolicyTB.LGL.POL.0045

POLICY

3.5	In addition, it is generally the practice of the Company not to respond to inquiries and/or rumors concerning the Company’s affairs. If you receive inquiries concerning the Company from the media or inquiries from securities analysts or other members of the financial community, or from industry or other consultants seeking industry or Company-specific information, you should refer such inquiries, without comment, to the Company’s Investor Relations Officer or the General Counsel. Under no circumstances should you attempt to handle these inquiries without prior authorization from the Investor Relations Department or the General Counsel. Only Company individuals specifically authorized to do so may answer questions about or disclose information concerning the Company.
3.6	Certain Insiders may trade in the Company’s securities only during the open “Window Periods” that occur each fiscal year or in connection with a registered primary or secondary underwritten offering of the Company. Some of these persons must also receive pre-approval prior to any transaction. See Section 5.
3.7	Due to the heightened risk associated with the following transactions, no Insider, whether or not he or she possesses Material Non-Public Information, may engage in the following:
●	Publicly Traded Options. Insiders may not trade in options, warrants, puts and calls or similar instruments on the Company’s securities. Given the relatively short term of publicly traded options, transactions in options may create the appearance that an Insider is trading based on Material Nonpublic Information or is focused on short-term personal gain at the expense of the Company’s long-term objectives.
●	Short Sales. Insiders may not sell securities of the Company “short.” A short sale has occurred if the seller: (i) does not own the securities sold; or (ii) does own the securities sold but does not deliver them within twenty (20) days or place them in the mail within five (5) days of the sale. Short sales may reduce a seller’s incentive to seek to improve the Company’s performance, and often have the signal to the market that the seller lacks confidence in the Company’s prospects.
●	Margin Accounts and Pledges. Because a margin sale or foreclosure sale may occur at a time when a pledger is aware of Material Non-Public Information or otherwise is not permitted to trade in Company securities, directors, officers, and family members of any of such persons and trusts, corporations, and other entities over whom such person exercises influence or control over his, her, or its securities trading decisions, may not hold Company securities in a margin account or otherwise pledge Company securities as collateral for a loan. See Section 6.2.
●	Hedging Transactions. No Insiders may engage in any transactions (including variable forward contracts, equity swaps, collars, and exchange funds) that are designed to hedge or offset any decrease in the market value of the Company’s equity securities. Hedging transactions may allow an Insider to continue to own Company securities, but without the full risks and rewards of ownership. This may lead to the Insider no longer having the same objectives as the Company’s other stockholders.
●	Standing and Limit Orders. Insiders may not place standing or limit orders on Company securities except in connection with a trading plan under Rule 10b5-1 (see Section 6.1). Standing and limit orders create heightened risks for insider trading violations

Confidential – Proprietary Information

Securities Trading PolicyTB.LGL.POL.0046

POLICY

because there is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when an Insider is in possession of Material Non-Public Information.
3.8	This Policy continues to apply to transactions in Company securities even after termination of service with the Company. An Insider who is aware of Material Non-Public Information when he or she ceases to be an Insider may not trade in the Company’s securities until that information has become public or is no longer material. Questions or concerns on whether any continuing Non-Public Information remains Material should be directed to the General Counsel. In addition, this Policy continues in effect for all Permanent Restricted Persons, Other Restricted Persons, Permanent Window Persons and Other Window Persons until the opening of the first Window Period after termination of employment or other relationship with the Company, unless notified otherwise by the Company.
4Certain Exceptions

The prohibition on trading in the Company’s securities set forth in Section 3 above does not apply to:

●	No Change in Beneficial Ownership. The trading restrictions in this Policy do not apply to transferring shares to an entity that does not involve a change in the beneficial ownership of the shares (for example, to an inter vivos trust of which you are the sole beneficiary during your lifetime).
●	Gifts of Securities. Bona fide gifts of securities are not transactions subject to this Policy unless the person making the gift has reason to believe that the recipient intends to sell the Company securities while the Insider is aware of Material Non-Public Information, or the person making the gift is subject to the trading restrictions specified in Section 5. (in which case pre-clearance is required). Gifts of securities may include gifts to trusts for estate planning purposes, as well as donations to a charitable organization. Whether a gift is “bona fide” may depend on various circumstances surrounding the gift. Accordingly, Insiders are encouraged to consult the General Counsel when contemplating a gift.
●	Stock Option Plan. The trading restrictions in this Policy do not apply to the exercise of stock options pursuant to our stock plans where no Company common stock is sold in the market to fund the option exercise price or related taxes (i.e., a net exercise or where cash is paid to exercise the option) or to the exercise pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. The trading restrictions do apply, however, to subsequent sales of any such stock received upon the exercise of options in which the proceeds are used to fund the option exercise price (i.e., a cashless exercise of options) or related taxes. In addition, the Company reserves the right to limit or restrict stock option exercises or tax withholdings not made pursuant to standing elections in appropriate circumstances.

Confidential – Proprietary Information

Securities Trading PolicyTB.LGL.POL.0047

POLICY

●	Trading Plans. The execution of transactions pursuant to a trading plan that complies with SEC Rule 10b5-1 and which has been approved by the Company. See Section 6.1.
●	401(k) Plan. To the extent the Company offers its securities as an investment option in the Company’s 401(k) plan, the trading restrictions in this Policy do not apply to the purchase of stock through the Company’s 401(k) plan resulting from periodic contributions of money to the plan through regular payroll deduction elections; however, the trading restrictions do apply to elections made under the 401(k) plan to (a) increase or decrease the percentage of periodic contributions that will be allocated to the Company stock fund, (b) make an intra-plan transfer of an existing account balance into or out of the Company stock fund, (c) borrow money against a 401(k) plan account if the loan will result in a liquidation of some or all of the Company stock fund balance and (d) pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.
●	Employee Stock Purchase Plan. To the extent the Company offers its securities as an investment option in an employee stock purchase plan, the trading restrictions in this Policy do not apply to the purchase of stock through the Company’s employee stock purchase plan resulting from periodic payroll contributions to the plan under an election made at the time of enrollment in the plan. The trading restrictions also do not apply to purchases of Company securities resulting from lump sum contributions to the plan provided that you elected to participate by lump sum payment at the beginning of the applicable enrollment period. However, the trading restrictions do apply to subsequent sales of any such stock purchased under the plan, an election to participate in the plan outside of an open enrollment period and changing instructions regarding the level of withholding contributions which are used to purchase stock made outside of an open enrollment period.
●	Restricted Stock Awards. The trading restrictions in this Policy do not apply to the vesting of shares of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The trading restrictions do apply, however, to any market sales of restricted stock.
●	Other Similar Transactions. Any other purchase of Company securities directly from the Company or sales of Company securities directly to the Company may be exempted from the trading restrictions of this Policy with approval by the General Counsel or the Board of Directors.

NOTE:  if you are a Section 16 Person (as defined in Section 5.1), you must notify and confirm the applicability of an exception with the General Counsel at general.counsel@topbuild.com prior to executing any transaction in reliance on any of the above exceptions.

5Window Periods, Pre-clearance of Trades and Other Procedures
5.1	Window Period and Special Blackout Period Applicability. This Section 5 explains the requirements and procedures, which apply to all members of the Board of Directors and

Confidential – Proprietary Information

Securities Trading PolicyTB.LGL.POL.0048

POLICY

the executive officers (collectively, “Section 16 Persons”), persons working in the finance, accounting and legal departments (such persons, together with the Section 16 Persons, and together with family members of any of such persons or of any such Section 16 Persons and trusts, corporations and other entities over whom such person or such Section 16 Person exercises influence or control over his, her or its securities trading decisions, “Permanent Window Persons”), as well as Other Window Persons (as defined below) who have access to Material Nonpublic Information about the Company. The Company may from time to time designate other individuals and/or positions that are subject to this Section 5. Please note that this Section 5 applies to all Company securities which Permanent Window Persons hold or may acquire in the future.

From time to time, the Company will notify persons that they are subject to the trading restrictions set forth in this Section 5 (including the Window Periods set forth in Section 5.2) if the Company believes that, in the normal course of their duties, they have access to Material Non-Public Information (together with family members of any of such persons and trusts, corporations and other entities over whom such person exercises influence or control over his, her or its securities trading decisions, “Other Window Persons”). Such persons may include Non-Employee Personnel.

Permanent Window Persons, as well as Other Window Persons, may not engage in any transaction involving the Company’s securities (including the exercise of stock options, gifts, loans, contributions to a trust, or any other transfers) at any time other than during a Window Period after obtaining preclearance of the transaction from the Company’s General Counsel (or another designated member of the legal department) as required under this Policy.

Occasionally, Section 16 Persons and certain other individuals may have access to Material Non-Public Information for a limited period of time. During such a period, such persons, which shall always include all Section 16 Persons, and may include other Personnel and Non-Employee Personnel, may be notified that they are “Special Blackout Persons” who will be subject to the special blackout provisions set forth in Section 5.3.

5.2	Window Periods. The Company has established “windows” of time during the fiscal year during which Request for Approval forms may be approved and transactions may be effected (“Window Periods”). Each Window Period begins with the second trading day on the New York Stock Exchange after the day on which the Company makes a public news release of its quarterly or annual earnings for the prior fiscal quarter or year. That same Window Period closes at the close of trading on the last trading day that is fifteen calendar days prior to the end of the then current fiscal quarter. After the close of the Window Period, except as set forth in Section 4.0 above, Permanent Window Persons and Other Window Persons may not trade in any of the Company’s securities.

The Company may on occasion issue interim earnings guidance or other potentially material information by means of a press release, SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information. Permanent Window Persons and Other Window Persons should anticipate that trading will be blacked out

Confidential – Proprietary Information

Securities Trading PolicyTB.LGL.POL.0049

POLICY

while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.

5.3	Special Blackout Period Suspension of Trading. From time to time, the Company may require that Special Blackout Persons suspend trading in the Company’s securities because of developments that have not yet been disclosed to the public. All Special Blackout Persons shall not trade in the Company’s securities while the suspension is in effect, and shall not disclose to any other person that the Company has suspended trading for certain individuals. Though these blackouts generally will arise because an event may occur that is material to the Company and is known by only a few directors, officers and/or employees, they may be declared for any reason. If the Company declares a special blackout period, the Company will deliver an e-mail (or other communication) notifying all Special Blackout Persons subject to the special blackout period when the special blackout period begins and when it ends. If, however, a person that is not a Special Blackout Person but whose trades are subject to pre-clearance requests permission to trade in the Company’s securities during the special blackout period, the General Counsel (or another designated member of the legal department) will inform the requesting person of a blackout period, without disclosing the reason for the blackout. Any person made aware of the existence of a special blackout period shall not disclose the existence of the blackout to any other person. NOTE: the Company’s delivery or non-delivery of these e-mails (or other communication) does not relieve you of your obligation to only trade in the Company’s securities in full compliance with this Policy.
5.4	Notification of Window Periods. In order to assist you in complying with this Policy, the Company may, as a courtesy, deliver an e-mail (or other communication) notifying Permanent Window Persons and other Personnel and Non-Employee Personnel designated as Other Window Persons when the Window Period has opened and when the Window Period is about to close. However, whether or not the Company delivers these emails (or other communication) does not relieve you of your obligations to read, understand and comply with this Policy, including that you transact in the Company’s securities only during Window Periods.
5.5	Hardship Exemptions. Those subject to the Window Periods or a special blackout period pursuant to Section 5.3 may request a hardship exemption for periods outside the Window Periods or during a special blackout period, as applicable, if they are not in possession of Material Non-Public Information and are not otherwise prohibited from trading pursuant to this Policy. Hardship exemptions are granted infrequently and only in exceptional circumstances. Any request for a hardship exemption should be made to the General Counsel.
5.6	Pre-Clearance of Trades Applicability. Section 16 Persons and family members of such persons and any other person or entity (including trusts, corporations and other entities) over whom the Section 16 Person exercises influence or control over his, her or its trading decisions (collectively, “Permanent Restricted Persons”), as well as Other Restricted Persons (as defined below), must obtain the advance approval of the General Counsel (or another designated member of the legal department) in accordance with Section 5.7 before effecting transactions in the Company’s securities, including any exercise of an

Confidential – Proprietary Information

Securities Trading PolicyTB.LGL.POL.00410

POLICY

option (whether cashless or otherwise), gifts, loans, pledges, rights, or warrant to purchase or sell such securities, contribution to a trust, or other transfers, whether the transaction is for the individual’s own account, one over which he or she exercises control or one in which he or she has a beneficial interest. Each proposed transaction will be evaluated to determine if it raises insider trading concerns or other concerns under federal laws and regulations. Any advice will relate solely to the restraints imposed by law and will not constitute advice regarding the investment aspects of any transaction.

From time to time, the Company will notify Personnel and Non-Employee Personnel (other than Permanent Restricted Persons) that they are subject to the pre-clearance requirements set forth in Section 5.7 if the Company believes that, in the normal course of their duties, they are likely to have regular access to Material Non-Public Information (together with family members of any of such persons and trusts, corporations and other entities controlled by any of such persons, “Other Restricted Persons”).

Occasionally, individuals other than Permanent Restricted Persons and Other Restricted Persons may have access to Material Non-Public Information for a limited period of time (together with family members of any of such persons and trusts, corporations and other entities controlled by any of such persons, “Special Restricted Persons”). During such a period, such persons may be notified that they are Special Restricted Persons who will be subject to the pre-clearance requirements set forth in Section 5.7.

5.7	Pre-Clearance Procedures. Subject to Section 6.1, Permanent Restricted Persons, Other Restricted Persons and Special Restricted Persons shall submit a request for pre-clearance to the General Counsel (or another designated member of the legal department) at least one business day in advance of the proposed transaction and by completing the attached “Request for Approval” form. Clearance of a transaction must be re-requested if the transaction order is not placed within two business days after obtaining pre-clearance. If pre-clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance. Approval must be in writing, dated and signed, specifying the securities involved. Pre-clearance correspondence with the General Counsel may be directed to the following email address: general.counsel@topbuild.com.

When requesting pre-clearance, the requestor should carefully consider whether he or she may be aware of any Material Non-Public Information about the Company, and should describe fully those circumstances to the Company’s General Counsel. The requestor should also indicate whether he or she has effected any non-exempt “opposite-way” transactions within the past six months, and should be prepared to report the proposed transaction on an appropriate Form 4 or 5, if applicable.

The requestor should also be prepared to comply with SEC Rule 144 and file Form 144, if advisable, at the time of any sale.

5.8	General Restrictions Apply. For the avoidance of doubt, the provisions of Section 3 and 4 of this Policy continue to apply regardless of whether such Insider has obtained pre-clearance approval or such transaction occurs during any Window Period. For example, if

Confidential – Proprietary Information

Securities Trading PolicyTB.LGL.POL.00411

POLICY

during a Window Period, an Insider is or becomes aware that a material acquisition or divestiture is pending or of a forthcoming publication in the financial press that may affect the relevant securities market, such Insider may not trade in the Company’s securities. You must consult the General Counsel whenever you are in doubt.
5.9	Questions. Because of the technical nature of some aspects of the federal securities laws, all directors and officers should review this material carefully and contact the General Counsel if at any time (i) you have questions about this Policy or its application to a particular situation; or (ii) you plan to trade in the Company’s securities, but are unsure as to whether the transaction might be in conflict with the securities laws and/or this Company Policy (including this Section 5).
5.10	Acknowledgement. All directors, officers and other employees subject to the procedures set forth in this Section 5 must acknowledge their understanding of, and intent to comply with, the Company’s Securities Trading Policy and this Section 5 on the form attached to this Policy.
610b5-1 Plans/Margin Accounts and Pledges/Short Sales
6.1	10b5-1 Trading Plans. Notwithstanding the prohibition against insider trading, Rule 10b5-1 (“Rule 10b5-1”) provides an affirmative defense against insider trading under Rule 10b-5. A person subject to this Policy can rely on this defense and trade in the Company’s securities, regardless of their awareness of Material Non-Public Information, if the transaction occurs pursuant to a pre-arranged written trading plan that was entered into when the person was not in possession of Material Non-Public Information and that complies with the requirements of Rule 10b5-1 (a “Trading Plan”). A Trading Plan is a binding, written contract between you and your broker that specifies the price, amount, and timing of trades to be executed in your account in the future, or provides a formula or mechanism that your broker will follow. A Trading Plan can be established only when you do not possess Material Non-Public Information and have obtained preclearance of the transaction from the Company’s General Counsel (or another designated member of the legal department). Therefore, Insiders cannot enter into, modify, or terminate a Trading Plan at any time when in possession of Material Non-Public Information and, in addition, persons subject to the preclearance requirements of this Policy described in Section 5.0 cannot enter into, modify, or terminate a Trading Plan outside Window Periods. In addition, a Trading Plan must not permit you to exercise any subsequent influence over how, when, or whether the purchases or sales are made under a Trading Plan.

As noted above, you have an affirmative defense against any claim by the SEC against you for insider trading if your trade was made under a Trading Plan that you entered into when you were not aware of Material Non-Public Information. The rules regarding Trading Plans are complex and you must fully comply with them. You should consult with your legal advisor before proceeding.

Confidential – Proprietary Information

Securities Trading PolicyTB.LGL.POL.00412

POLICY

Each Insider must pre-clear with the General Counsel his or her proposed Trading Plan at least two business days prior to the entry into such plan. The Company reserves the right to withhold preclearance of any Trading Plan that the Company determines is not consistent with the rules regarding such plans. Notwithstanding any pre-clearance of a Trading Plan, the Company assumes no liability for the consequences of any transaction made pursuant to such plan.

For Insiders, any modification or termination of a pre-approved Trading Plan requires pre-clearance by the General Counsel. In addition, any modification of a pre-approved Trading Plan must occur before you become aware of any Material Non-Public Information and must comply with the requirements of the rules regarding Trading Plans and, if you are subject to Window Period restrictions, must take place during a Window Period.

Further, after entering into or modifying a pre-cleared Trading Plan, no transaction pursuant to such plan may be effected for thirty days following such entry or modification; if you are a Section 16 Person, no transaction pursuant to a pre-cleared Trading Plan may be effected until the later of (1) ninety days following Trading Plan entry or modification and (2) the cooling off period required under SEC rules. Transactions effected pursuant to a pre-cleared Trading Plan will not require further pre-clearance at the time of the transaction if the Trading Plan specifies the timing, prices and amounts of the contemplated trades, or establishes a formula for determining the timing, prices and amounts.

Finally, if you are a Section 16 Person, Trading Plans require special care. Because you can specify conditions that trigger a purchase or sale in a Trading Plan, you may not even be aware that a transaction has taken place and you may not be able to comply with the SEC’s requirement that you report your transaction to the SEC within two business days after its occurrence. Therefore, for Section 16 Persons, any Trading Plan is required to provide that your broker notify the Company before the close of business on the day of the execution of any transaction. See Section 8 of this Policy.

You may modify or replace a Trading Plan only during periods when trading is permitted in accordance with this Policy and the SEC regulations covering Trading Plans, and you must submit any proposed modification or replacement of a Trading Plan to the General Counsel for approval prior to adoption. You must provide notice to the General Counsel prior to terminating a Trading Plan. You should understand that frequent modifications or terminations of a Trading Plan may call into question your good faith in entering into the plan (and therefore may jeopardize the availability of the affirmative defense against insider trading allegations).

6.2	Margin Accounts and Pledges. No directors, officers and family members of any of such persons and trusts, corporations and other entities over whom such person exercises influence or control over his, her, or its securities treading decisions, whether or not in possession of Material Non-Public Information, may purchase the Company’s securities on margin, or borrow against any account in which the Company’s securities are held, or pledge the Company’s securities as collateral for a loan.

Confidential – Proprietary Information

Securities Trading PolicyTB.LGL.POL.00413

POLICY

7Potential Criminal and Civil Liability and/or Disciplinary Action
7.1	Individual Responsibility. Each Insider is individually responsible for complying with the securities laws and this Policy, regardless of whether the Company has prohibited trading by that Insider or any other Insiders. Trading in securities during the Window Periods and outside of any suspension periods should not be considered a “safe harbor.” We remind you that, whether or not during a Window Period, you may not trade securities on the basis of Material Non-Public Information.

You should also bear in mind that any proceeding alleging improper trading will necessarily occur after the trade has been completed and is particularly susceptible to second-guessing with the benefit of hindsight. Therefore, as a practical matter, before engaging in any transaction you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

7.2	Controlling Persons. The securities laws provide that, in addition to sanctions against an individual who trades illegally, penalties may be assessed against what are known as “controlling persons” with respect to the violator. The term “controlling person” is not defined, but includes employers (i.e., the Company), its directors, officers and managerial and supervisory personnel. The concept is broader than what would normally be encompassed by a reporting chain. Individuals may be considered “controlling persons” with respect to any other individual whose behavior they have the power to influence. Liability can be imposed only if two conditions are met. First, it must be shown that the “controlling person” knew or recklessly disregarded the fact that a violation was likely. Second, it must be shown that the “controlling person” failed to take appropriate steps to prevent the violation from occurring. For this reason, the Company’s supervisory personnel are directed to take appropriate steps to ensure that those they supervise understand and comply with this Policy.
7.3	Potential Sanctions.
(i)Liability for Insider Trading and Tipping. Insiders, controlling persons and the Company may be subject to civil penalties, criminal penalties and/or jail for trading in securities when they have Material Non-Public Information or for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Material Non-Public Information, or to whom they have made recommendations or expressed opinions on the basis of such information about trading securities. In addition to injunctive relief, disgorgement, and other ancillary remedies, U.S. law empowers the government to seek significant civil penalties against a person found liable for insider trading, including as tippers or tippees. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority use sophisticated electronic surveillance techniques to uncover insider trading.
(ii)Possible Disciplinary Actions. Personnel who violate this Policy will be subject to disciplinary action, up to and including termination of employment for cause, whether or not the Personnel’s failure to comply results in a violation of law. Needless to

Confidential – Proprietary Information

Securities Trading PolicyTB.LGL.POL.00414

POLICY

say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career.
7.4	Questions and Violations. Anyone with questions concerning this Policy or its application should contact the General Counsel. Any violation or perceived violation should be reported immediately to the General Counsel.
8Broker Requirements for Section 16 Persons

The timely reporting of transactions requires tight interface with brokers handling transactions for our Section 16 Persons. A knowledgeable, alert broker can also serve as a gatekeeper, helping to ensure compliance with our pre-clearance procedures and helping prevent inadvertent violations. Therefore, in order to facilitate timely compliance by the directors and executive officers of the Company with the requirements of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), brokers for Section 16 Persons need to comply with the following requirements:

●	not to enter any order (except for orders under pre-approved Rule 10b5-1 plans) without first verifying with the Company that your transaction was pre-cleared and complying with the brokerage firm’s compliance procedures (e.g., Rule 144), and
●	to report before the close of business on the day of the execution of the transaction to the Company by telephone and in writing via e-mail to the General Counsel at general.counsel@topbuild.com, the complete (i.e., date, type of transaction, number of shares and price) details of every transaction involving the Company’s stock, including gifts, transfers, pledges and all 10b5-1 transactions.

Because it is the legal obligation of the trading person to cause this filing to be made, you are strongly encouraged to confirm with your broker, following any transaction, that he or she has telephoned and e-mailed the required information to the Company.

9Confidentiality

In addition to the terms of this Policy, your confidentiality obligations under the Company’s Code of Business Ethics (“Code”) apply to all Non-Public Information. Non-Public Information must be kept in strict confidence and may not be used or disclosed except in compliance with the Code and this Policy.

10	Legal Effect of this Policy

The terms of this Policy, including the procedures that implement this Policy, are not intended to serve as precise recitations of the legal prohibitions against insider trading and tipping which are highly complex, fact specific and evolving. Certain of the procedures are designed to prevent even the appearance of impropriety and in some respects may be more restrictive than the securities laws. Therefore, these procedures are not intended to serve as a basis for establishing civil or criminal liability that would not otherwise exist.

Confidential – Proprietary Information

Securities Trading PolicyTB.LGL.POL.00415

POLICY

11	Reporting Violations/Seeking Advice

Suspected violations of this Policy should be referred to the General Counsel. In addition, if you:  (a) receive Material Non-Public Information that you are not authorized to receive or that you do not legitimately need to know to perform your employment responsibilities, or (b) receive confidential information and are unsure if it is within the definition of Material Non-Public Information or whether its release might be contrary to a fiduciary or other duty or obligation, you should not share it with anyone. To seek advice about what to do under those circumstances, you should contact the General Counsel. Consulting your colleagues can have the effect of exacerbating the problem. Containment of the information, until the legal implications of possessing it are determined, is critical.

Confidential – Proprietary Information

Securities Trading PolicyTB.LGL.POL.00416

POLICY

Document Control

Change History

Version	Approval Date	Author/Editor	Description of Change
1.0	01-Jul-2015	Michelle Friel	Initial publication of policy.
2.0	30-Oct-2018	Joe Jacumin	Added Section 11
3.0	02-Nov-2021	Luis F. Machado	Updated contact email
4.0	02-Feb-2023	Luis F. Machado	Updated to reflect SEC rules regarding 10b5-1 trading plans
4.1	01-May-2024	Luis F. Machado	Updated guidance for MNPI of other companies and overall update

Policy Owner(s)—Responsible for approval of issued versions

Name	Role	Date	Version
Michelle Friel	General Counsel	01-Jul-2015	1.0
Don Walther	General Counsel	18-June-2019	2.0
Luis F. Machado	General Counsel	01-Nov-2021	3.0
Luis F. Machado	General Counsel	02-Feb-2023	4.0
Luis F. Machado	General Counsel	01-May-2024	4.1

Policy Review/Approval

Name	Role	Date	Version
Michelle Friel	General Counsel	01-Jul-2015	1.0
Don Walther	General Counsel	18-June-2019	2.0
Luis F. Machado	General Counsel	02-Nov-2021	3.0
Luis F. Machado	General Counsel	02-Feb-2023	4.0
Luis F. Machado	General Counsel	01-May-2024	4.1

Confidential – Proprietary Information

Securities Trading PolicyTB.LGL.POL.00417

POLICY

ACKNOWLEDGMENT CONCERNING SECURITIES TRADING POLICY

If you are a Permanent Restricted Person as described in Section 5.6 or have been notified by us that you are subject to the pre-clearance requirements as an Other Restricted Person as described in Section 5.6, we ask that you acknowledge that you have received and read this Securities Trading Policy. TopBuild Corp. may ask you to re-submit this acknowledgement on an annual basis, at such time as a person has been designated as an Other Restricted Person or whenever the Securities Trading Policy is significantly updated.

By my signature below, I acknowledge that I have read and received TopBuild Corp.’s Securities Trading Policy.

Signature:___________________________________________________

Name (printed):_______________________________________________

Date: _______________________________________

POLICY

REQUEST FOR APPROVAL TO TRADE
TOPBUILD CORP. SECURITIES

SUBMIT TO:

Attention:TopBuild Corp. General Counsel

Email:general.counsel@topbuild.com

Type of Security [check all applicable boxes]

❑	Common stock
❑	Stock Option

Number of Shares/Options ____________________

Proposed Date of Transaction ______________ (transaction must be completed within two business days after approval).

Type of Transaction

❑	Stock option exercise
❑	Purchase
❑	Sale
❑	Gift/Other describe: __________________

By signing below I certify that I am not currently in possession of any material non-public information relating to TopBuild Corp. and its subsidiaries, and will be in compliance with company holding guidelines following the transaction. I hereby certify that the statements made on this form are true and correct.

I understand that the ultimate responsibility for compliance with the insider trading provisions of the federal securities laws rests with me and that clearance of any proposed transaction should not be construed as a guarantee that I will not later be found to have been in possession of material non-public information.

Signature _________________________Date ____________________

Print Name _________________________

___ Approved ___ Denied

Signature _____________________________Date ________________________

Only valid if signed by the General Counsel or Deputy/Assistant General Counsel (or by the CEO if a trade by the General Counsel)